FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc - Directorate Change

LONDON, March 9/PRNewswire-FirstCall/ -- The Board of Royal Dutch Shell plc (NYSE: RDS.A, NYSE: RDS.B) announce the intended election of Mr Nick Land, currently Chairman of Ernst & Young LLP to replace Sir Peter Burt, who will be retiring as a non-executive director of the Company following the Annual General Meeting of Shareholders on 16 May 2006. The Board will propose to the Annual General Meeting that Mr. Nick Land (58) be appointed as a non-executive director with effect from July 1st, 2006.

Sir Peter Burt served as a member of the board of The "Shell" Transport and Trading Company Plc from 2002 to 2005 and on the Royal Dutch Shell Board since October 2004. He is now stepping down due to pressure of other commitments.[1]

Nick Land has been serving as the Chairman and Chief Executive of Ernst & Young LLP[2] and as a member of the Global Executive Board of Ernst & Young Global LLP since 1995 from which positions he will stand down when he retires from the firm on June 30th 2006. Nick Land qualified as an accountant in 1970 and has been a partner since 1978.

He is a member of the Advisory Board of the Judge Business School and the Finance and Audit Committees of the National Gallery.

[1] Sir Peter Burt, formerly Governor of the Bank of Scotland, is Chairman of ITV plc and Promethean plc.

[2] Ernst & Young are not the external auditors of the Company. They do render a number of non-audit services to Royal Dutch Shell companies on an annual basis. Nick Land had no involvement in these services and will step down from all positions at Ernst & Young upon joining the Board of the Company.

Source: Royal Dutch Shell plc Royal Dutch Shell Media Relations: +44-(0)207-934-5963

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 9 March 2006